Exhibit 99.1

NIO Inc. Reports Unaudited First Quarter 2020 Financial Results

Quarterly Total Revenues reached RMB1,372.0 million (US$193.8 million) i

Quarterly Deliveries of the ES8 and the ES6 were 3,838 vehicles

SHANGHAI, China, May 28th, 2020 (GLOBE NEWSWIRE) -- NIO Inc. (“NIO” or the “Company”) (NYSE: NIO), a pioneer in China’s premium smart electric vehicle market, today announced its unaudited financial results for the quarter ended March 31, 2020.

Operating Highlights for the First Quarter of 2020

•	Deliveries of vehicles were 3,838 in the first quarter of 2020, including 3,643 ES6s and 195 ES8s, compared with 3,989 vehicles delivered in the first quarter of 2019. The decrease of the vehicle deliveries was attributed to the impact of the COVID-19 outbreak in the first quarter of 2020.

Key Operating Results
	2020 Q1	2019 Q4	2019 Q3	2019 Q2	2019 Q1
Deliveries	3,838	8,224	4,799	3,553	3,989

Financial Highlights for the First Quarter of 2020

•	Vehicle sales were RMB1,255.6 million (US$177.3 million) in the first quarter of 2020, representing a decrease of 53.2% from the fourth quarter of 2019 and a decrease of 18.2% from the same quarter of 2019.
•	Vehicle marginii was negative 7.4%, compared with negative 6.0% in the fourth quarter of 2019 and negative 7.2% in the same quarter of 2019.
•	Total revenues were RMB1,372.0 million (US$193.8 million) in the first quarter of 2020, representing a decrease of 51.8% from the fourth quarter of 2019 and a decrease of 15.9% from the same quarter of 2019.
•	Gross margin was negative 12.2%, compared with negative 8.9% in the fourth quarter of 2019 and negative 13.4% in the same quarter of 2019.
•	Loss from operations was RMB1,570.3 million (US$221.8 million) in the first quarter of 2020, representing a decrease of 44.4% from the fourth quarter of 2019 and a decrease of 40.0% from the same quarter of 2019. Excluding share-based compensation expenses, adjusted loss from operations (non-GAAP) was RMB1,537.9 million (US$217.2 million) in the first quarter of 2020, representing a decrease of 44.6% from the fourth quarter of 2019 and a decrease of 38.4 % from the same quarter of 2019.

•	Net loss was RMB1,691.8 million (US$238.9 million) in the first quarter of 2020, representing a decrease of 40.9% from the fourth quarter of 2019 and a decrease of 35.5% from the same quarter of 2019. Excluding share-based compensation expenses, adjusted net loss (non-GAAP) was RMB1,659.4 million (US$234.4 million) in the first quarter of 2020, representing a decrease of 41.0% from the fourth quarter of 2019 and a decrease of 33.7% from the same quarter of 2019.
•	Net loss attributable to NIO’s ordinary shareholders was RMB1,722.8 million (US$243.3 million) in the first quarter of 2020, representing a decrease of 40.5% from the fourth quarter of 2019 and a decrease of 35.0% from the same quarter of 2019. Excluding share-based compensation expenses and accretion on redeemable non-controlling interests to redemption value, adjusted net loss attributable to NIO’s ordinary shareholders (non-GAAP) was RMB1,658.9 million (US$234.3 million).
•	Basic and diluted net loss per American Depositary Share (ADS)iii were both RMB1.66 (US$0.23) in the first quarter of 2020. Excluding share-based compensation expenses and accretion on redeemable non-controlling interests to redemption value, adjusted basic and diluted net loss per ADS (non-GAAP) were both RMB1.60 (US$0.22).
•	Cash and cash equivalents, restricted cash and short-term investment were RMB2,397.4 million (US$338.6 million) as of March 31, 2020.

Key Financial Results (in RMB million, except for per ordinary share data and percentage)

	2020 Q1	2019 Q4	2019 Q1	% Changeiv
				QoQ	YoY
Vehicle Sales	1,255.6	2,683.9	1,535.2	-53.2%	-18.2%
Vehicle Margin	-7.4%	-6.0%	-7.2%	-1.4%	-0.2%
Total Revenues	1,372.0	2,848.3	1,631.2	-51.8%	-15.9%
Gross Margin	-12.2%	-8.9%	-13.4%	-3.3%	1.2%
Loss from Operations	(1,570.3)	(2,826.2)	(2,617.7)	-44.4%	-40.0%
Adjusted Loss from Operations (non-GAAP)	(1,537.9)	(2,774.9)	(2,498.1)	-44.6%	-38.4%
Net Loss	(1,691.8)	(2,864.6)	(2,623.6)	-40.9%	-35.5%
Adjusted Net Loss (non-GAAP)	(1,659.4)	(2,813.4)	(2,504.0)	-41.0%	-33.7%
Net Loss Attributable to Ordinary Shareholders	(1,722.8)	(2,893.8)	(2,652.0)	-40.5%	-35.0%
Net Loss per Ordinary Share-Basic and Diluted	(1.66)	(2.81)	(2.56)	-40.8%	-35.0%
Adjusted Net Loss per Ordinary Share-Basic and Diluted (non-GAAP)	(1.60)	(2.73)	(2.42)	-41.4%	-33.9%

Recent Developments

Deliveries in April 2020

•	Deliveries of the ES8 and ES6 were 3,155 vehicles in April 2020, representing a strong growth of 105.8% month over month and a 180.7% growth year over year. The deliveries consisted of 2,907 ES6s, the Company’s 5-seater high-performance premium smart electric SUV, and 248 ES8s, the Company’s 7-seater high-performance premium smart electric SUV and its 6-seater variant. The Company commenced deliveries of the all-new ES8 with more than 180 improvements on April 19, 2020. As of April 30, cumulative deliveries of the ES8 and the ES6 reached 38,906 vehicles, of which 6,993 were delivered in 2020.

Entry into Definitive Agreements for Investments in NIO China

•	On April 29, 2020, the Company announced that it entered into definitive agreements for investments in NIO China with a group of investors (collectively, the “Strategic Investors”) led by Hefei City Construction and Investment Holding (Group) Co., Ltd., CMG-SDIC Capital Co., Ltd., and Anhui Provincial Emerging Industry Investment Co., Ltd..

Under the definitive agreements, the Strategic Investors will invest an aggregate of RMB7 billion in cash into NIO (Anhui) Holding Ltd., the legal entity of NIO China. NIO will inject its core businesses and assets in China, including vehicle research and development, supply chain, sales and services and NIO Power (the “Asset Consideration”), into NIO China. The Asset Consideration is valued at RMB17.77 billion, as calculated based on 85% of the average market value of NIO Inc. over the thirty public trading days preceding April 21, 2020. Further, NIO will invest RMB4.26 billion in cash into NIO China. Upon the completion of the investments, NIO will hold 75.9% of controlling equity interests in NIO China, and the Strategic Investors will collectively hold the remaining 24.1%.

The Company expects the closing of the investments to take place in the second quarter of 2020, subject to the satisfaction of customary closing conditions. The Strategic Investors and NIO will each inject cash into NIO China in five installments, namely (i) RMB3.5 billion and RMB1.278 billion respectively within five business days of the satisfaction of closing conditions, (ii) RMB1.5 billion and RMB1.278 billion respectively on or prior to June 30, 2020, (iii) RMB1 billion and RMB0.852 billion respectively on or prior to September 30, 2020, (iv) RMB0.5 billion and RMB0.426 billion respectively on or prior to December 31, 2020, and (v) RMB0.5 billion and RMB0.426 billion respectively on or prior to March 31, 2021. Moreover, the Asset Consideration shall be injected into NIO China within one year of closing.

NIO China will establish its headquarters in the Hefei Economic and Technological Development Area (HETA), where the Company’s main manufacturing hub is located, for its business operation, research and development, sales and services, supply chain and manufacturing functions. NIO will collaborate with the Strategic Investors and HETA to develop NIO China’s business and to support the accelerated development of the smart electric vehicle sectors in Hefei in the future.

CEO and CFO Comments

“We delivered a total of 3,838 ES8 and ES6 vehicles in the first quarter of 2020, representing a 3.8% year on year decrease, due to the impact of the COVID-19 outbreak in China in the first quarter,” said William Bin Li, founder, chairman and chief executive officer of NIO. “In April 2020, we delivered 3,155 vehicles, a robust increase of 105.8% month over month. Meanwhile, we have witnessed the order growth to have rebounded to the level prior to the COVID-19 outbreak since late April. Our strong recovery and growth were attributable to the competitiveness of our products and services, the continuous support from our user community, and the effective expansion of our sales network. We expect to deliver 9,500 to 10,000 vehicles in the second quarter, a record of quarterly deliveries since our first deliveries.”

“On April 29, 2020, NIO entered into the definitive agreements with the strategic investors for the investment in NIO China. The strategic investment will provide sufficient funds to support NIO’s business development, enhance our leadership in the products and technologies of smart electric vehicles, and offer services exceeding users’ expectations. The establishment of NIO China’s headquarters in Hefei will further improve our operating efficiency in the long run,” concluded Mr. Li.

“We are pleased to achieve the overall operational efficiency and cash management improvement in the first quarter of 2020,” added Wei Feng, NIO’s chief financial officer. “Our operating loss significantly decreased by approximately 44.4% quarter over quarter. While these results are partially attributable to our enhanced cost control measures taken during the COVID-19 outbreak, the improved operational efficiency reflects the initial returns of our continuous efforts in the operation optimization and expense control during the past quarters. We believe these efforts will drive positive trend of our performance in the rest of 2020 and beyond.”

Financial Results for the First Quarter of 2020

Revenues

•	Total revenues were RMB1,372.0 million (US$193.8 million) in the first quarter of 2020, representing a decrease of 51.8% from the fourth quarter of 2019 and a decrease of 15.9% from the same quarter of 2019.

•	Vehicle sales were RMB1,255.6 million (US$177.3 million) in the first quarter of 2020, representing a decrease of 53.2% from the fourth quarter of 2019 and a decrease of 18.2% from the same quarter of 2019. The decrease in vehicle sales of the first quarter of 2020, compared to the fourth quarter of 2019, was due to the decrease of vehicle deliveries during the COVID-19 outbreak in China. The decrease in vehicle sales of the first quarter of 2020, compared to the same quarter of 2019, was due to a higher proportion of ES6 sold in the first quarter of 2020, of which the selling price is lower than that of the ES8, which was the sole model sold in the first quarter of 2019.

•	Other sales in the first quarter of 2020 were RMB116.4 million (US$16.4 million), representing a decrease of 29.2% from the fourth quarter of 2019 and an increase of 21.2% from the same quarter of 2019. The decrease in other sales of the first quarter of 2020, compared to the fourth quarter of 2019, was mainly attributed to decreased revenues derived from the home chargers installed and accessories sold, which were in line with the decreased vehicle sales in the first quarter of 2020.

Cost of Sales and Gross Margin

•	Cost of sales in the first quarter of 2020 was RMB1,539.4 million (US$217.4 million), representing a decrease of 50.4% from the fourth quarter of 2019 and a decrease of 16.8% from the same quarter of 2019. The decrease in cost of sales compared to the fourth quarter of 2019 was mainly driven by the decrease of delivery volume of the ES6 and ES8 in the first quarter of 2020.

•	Gross margin in the first quarter of 2020 was negative 12.2%, compared with negative 8.9% in the fourth quarter of 2019 and negative 13.4% in the same quarter of 2019. The decrease of gross margin compared to the fourth quarter of 2019 was mainly driven by the decrease of vehicle margin in the first quarter of 2020.

•	Vehicle margin in the first quarter of 2020 was negative 7.4%, compared with negative 6.0% in the fourth quarter of 2019 and negative 7.2% in the same quarter of 2019. The decrease of vehicle margin compared to the fourth quarter of 2019 was mainly driven by the decrease of production and delivery volume of ES6 and ES8 in the first quarter of 2020.

Operating Expenses

•	Research and development expenses in the first quarter of 2020 were RMB522.4 million (US$73.8 million), representing a decrease of 49.1% from the fourth quarter of 2019 and a decrease of 51.6% from the same quarter of 2019. Excluding share-based compensation expenses (non-GAAP), research and development expenses were RMB514.4 million (US$72.6 million), representing a decrease of 49.3% from the fourth quarter of 2019 and a decrease of 50.8% from the same quarter of 2019. The substantial decrease in research and development expenses was primarily attributed to the COVID-19 outbreak that caused the significant reduction in design and development activities.

•	Selling, general and administrative expenses in the first quarter of 2020 were RMB848.3 million (US$119.8 million), representing a decrease of 45.1% from the fourth quarter of 2019 and a decrease of 35.7% from the same quarter of 2019. Excluding share-based compensation expenses (non-GAAP), selling, general and administrative expenses were RMB824.8 million (US$116.5 million), representing a decrease of 45.3% from the fourth quarter of 2019 and a decrease of 33.2% from the same quarter of 2019. The decrease in selling, general and administrative expenses over the fourth quarter of 2019 was primarily attributed to some one-off expenses incurred for the optimization of our sales network structure in late 2019 and the COVID-19 outbreak that caused significant decrease in marketing and promotional activities, as well as decrease of activities in business support functions in the first quarter of 2020. The decrease in selling, general and administrative expenses over the first quarter of 2019 was mainly attributed to less employee compensation due to the reduced number of employees and more efficient promotional activities during the outbreak of the COVID-19.

Loss from Operations

•	Loss from operations was RMB1,570.3 million (US$221.8 million) in the first quarter of 2020, representing a decrease of 44.4% from the fourth quarter of 2019 and a decrease of 40.0% from the same quarter of 2019. Excluding share-based compensation expenses, adjusted loss from operations (non-GAAP) was RMB1,537.9 million (US$217.2 million) in the first quarter of 2020, representing a decrease of 44.6% from the fourth quarter of 2019 and a decrease of 38.4% from the same quarter of 2019.

Share-based Compensation Expenses

•	Share-based compensation expenses in the first quarter of 2020 were RMB32.4 million (US$4.6 million), representing a decrease of 36.8% from the fourth quarter of 2019 and a decrease of 72.9% from the same quarter of 2019. The decrease in share-based compensation expenses over the fourth quarter of 2019 was primarily attributed to the continuous decline in the number of employees, and the impact of part of the share-based compensation expenses being recognized by using the accelerated method previously.

Net Loss and Earnings Per Share

•	Net loss was RMB1,691.8 million (US$238.9 million) in the first quarter of 2020, representing a decrease of 40.9% from the fourth quarter of 2019 and a decrease of 35.5% from the same quarter of 2019. Excluding share-based compensation expenses, adjusted net loss (non-GAAP) was RMB1,659.4 million (US$234.4 million) in the first quarter of 2020, representing a decrease of 41.0% from the fourth quarter of 2019 and a decrease of 33.7% from the same quarter of 2019.

•	Net loss attributable to NIO’s ordinary shareholders was RMB1,722.8 million (US$243.3 million) in the first quarter of 2020, representing a decrease of 40.5% from the fourth quarter of 2019 and a decrease of 35.0% from the same quarter of 2019. Excluding share-based compensation expenses and accretion on redeemable non-controlling interests to redemption value, adjusted net loss attributable to NIO’s ordinary shareholders (non-GAAP) was RMB1,658.9 million (US$234.3 million).

•	Basic and diluted net loss per ADS were both RMB1.66 (US$0.23) in the first quarter of 2020. Excluding share-based compensation expenses and accretion on redeemable non-controlling interests to redemption value, adjusted basic and diluted net loss per ADS (non-GAAP) were both RMB1.60 (US$0.22).

Balance Sheets

•	Balance of cash and cash equivalents, restricted cash and short-term investment was RMB2,397.4 million (US$338.6 million) as of March 31, 2020. The Company operates with continuous loss and negative equity. The Company's cash balance is not adequate to provide the required working capital and liquidity for continuous operation in the foreseeable future. The Company’s continuous operation depends on the successful implementation of the management's plans which considers the improvements in its operating cash flows and the consummation of the Investments in NIO China. Based on its evaluation, the Company believes that its existing working capital, the funds from the Investments in NIO China and available loan facilities will be sufficient to support the Company's continuous operations and developments in the next twelve months.

Business Outlook

For the second quarter of 2020, the Company expects:

•	Deliveries of the vehicles to be between 9,500 and 10,000 vehicles, representing an increase of approximately 147.5% to 160.6% from the first quarter of 2020, and an increase of approximately 167.4% to 181.5% from the second quarter of 2019.

•	Total revenues to be between RMB3,368.4 million (US$475.7 million) and RMB3,534.2 million (US$499.1 million), representing an increase of approximately 145.5% to 157.6% from the first quarter of 2020, and an increase of approximately 123.3% to 134.3% from the second quarter of 2019.

This business outlook reflects the Company’s current and preliminary view on the business situation and market condition, which is subject to change.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on May 28, 2020 (8:00 PM Beijing/Hong Kong Time on May 28, 2020) to discuss financial results and answer questions from investors and analysts. Listeners may register in advance of the conference using the link provided below and dial in 10 minutes prior to the call, using participant dial-in numbers, Direct Event passcode and unique registrant ID which would be provided upon registering.

http://apac.directeventreg.com/registration/event/8574289

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.nio.com.

A replay of the conference call will be accessible by phone approximately two hours after the conclusion of the live call at the following numbers, until June 5, 2020 09:59 AM ET:

United States:	+1-646-254-3697
International:	+61-2-8199-0299
Hong Kong:	+852-3051-2780
Conference ID:	8574289

About NIO Inc.

NIO Inc. is a pioneer in China’s premium smart electric vehicle market. Founded in November 2014, NIO’s mission is to shape a joyful lifestyle by offering premium smart electric vehicles and being the best user enterprise. NIO designs, jointly manufactures, and sells smart and connected premium electric vehicles, driving innovations in next generation technologies in connectivity, autonomous driving and artificial intelligence. Redefining the user experience, NIO provides users with comprehensive, convenient and innovative charging solutions and other user-centric services. NIO began deliveries of the ES8, a 7-seater high-performance premium electric SUV in China in June 2018, and its variant, the 6-seater ES8, in March 2019. NIO officially launched the ES6, a 5-seater high-performance premium electric SUV, in December 2018 and began the first deliveries of the ES6 in June 2019. NIO officially launched the EC6, a 5-seater smart premium electric coupe SUV, in December 2019 and plans to commence deliveries in 2020.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Among other things, quotations from management in this announcement, as well as NIO’s strategic and operational plans, contain forward-looking statements. NIO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about NIO’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIO’s strategies; NIO’s future business development, financial condition and results of operations; NIO’s ability to develop and manufacture a car of sufficient quality and appeal to customers on schedule and on a large scale; its ability to grow manufacturing in collaboration with partners; its ability to provide convenient charging solutions to its customers; its ability to satisfy the mandated safety standards relating to motor vehicles; its ability to secure supply of raw materials or other components used in its vehicles; its ability to secure sufficient reservations and sales of the ES8 and ES6; its ability to control costs associated with its operations; its ability to build the NIO brand; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIO’s filings with the SEC. All information provided in this press release is as of the date of this press release, and NIO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Non-GAAP Disclosure

The Company uses non-GAAP measures, such as adjusted cost of sales (non-GAAP), adjusted research and development expenses (non-GAAP), adjusted selling, general and administrative expenses (non-GAAP), adjusted loss from operations (non-GAAP), adjusted net loss (non-GAAP), adjusted net loss attributable to ordinary shareholders (non-GAAP), adjusted basic and diluted net loss per share (non-GAAP) and adjusted basic and diluted net loss per ADS (non-GAAP), in evaluating its operating results and for financial and operational decision-making purposes. By excluding the impact of share-based compensation expenses, accretion on convertible redeemable preferred shares to redemption value and accretion on redeemable non-controlling interests to redemption value, the Company believes that the non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects. The Company also believes that the non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measures have limitations as analytical tools and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for net loss or other consolidated statements of comprehensive loss data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

Exchange Rate

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from Renminbi to U.S. dollars were made at the rate of RMB7.0808 to US$1.00, the noon buying rate in effect on March 31, 2020 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the Renminbi or U.S. dollars amounts referred could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

Statement Regarding Preliminary Unaudited Financial Information

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information.

For more information, please visit: http://ir.nio.com.

Contacts:

NIO Inc.

Investor Relations

Tel: +86-21-6908-2018

Email: ir@nio.com

Source: NIO

NIO INC.

Unaudited Consolidated Balance Sheets

Amounts expressed in Renminbi (“RMB”), unless otherwise stated
(in thousands, except for share and per share data)

	December 31, 2019	March 31, 2020	March 31, 2020
	(audited)	(unaudited)	(unaudited)
			(US$)
ASSETS
Current assets:
Cash and cash equivalents	862,839	1,977,260	279,242
Restricted cash	82,507	25,846	3,650
Short-term investment	111,000	394,255	55,679
Trade receivable	1,352,093	1,208,987	170,742
Amounts due from related parties	50,783	51,224	7,234
Inventory	889,528	955,080	134,883
Prepayments and other current assets	1,579,258	1,756,416	248,053

Total current assets	4,928,008	6,369,068	899,483

Non-current assets:
Long-term restricted cash	44,523	45,114	6,371
Property, plant and equipment, net	5,533,064	5,263,752	743,384
Intangible assets, net	1,522	1,325	187
Land use rights, net	208,815	207,603	29,319
Long-term investments	115,325	111,310	15,720
Right-of-use assets - operating lease	1,997,672	1,788,389	252,569
Other non-current assets	1,753,100	1,550,613	218,988

Total non-current assets	9,654,021	8,968,106	1,266,538

Total assets	14,582,029	15,337,174	2,166,021

LIABILITIES
Current liabilities:
Short-term borrowings	885,620	3,870,342	546,597
Trade payable	3,111,699	3,132,301	442,365
Amounts due to related parties	309,729	379,799	53,638
Taxes payable	43,986	27,016	3,815
Current portion of operating lease liabilities	608,747	698,719	98,678
Current portion of long-term borrowings	322,436	431,436	60,930
Accruals and other liabilities	4,216,641	3,574,615	504,832

Total current liabilities	9,498,858	12,114,228	1,710,855

Non-current liabilities:
Long-term borrowings	7,154,798	7,198,157	1,016,574
Non-current operating lease liabilities	1,598,372	1,365,135	192,794
Other non-current liabilities	1,151,813	1,218,877	172,138

Total non-current liabilities	9,904,983	9,782,169	1,381,506

Total liabilities	19,403,841	21,896,397	3,092,361

NIO INC.

Unaudited Consolidated Balance Sheets

Amounts expressed in Renminbi (“RMB”), unless otherwise stated
(in thousands, except for share and per share data)

	December 31, 2019	March 31, 2020	March 31, 2020
	(audited)	(unaudited)	(unaudited)
			(US$)
MEZZANINE EQUITY
Redeemable non-controlling interests	1,455,787	1,487,348	210,054

Total mezzanine equity	1,455,787	1,487,348	210,054

SHAREHOLDERS’ DEFICIT
Ordinary shares	1,827	1,832	259
Additional paid in capital	40,227,856	40,298,197	5,691,193
Accumulated other comprehensive loss	(203,048)	(312,590)	(44,148)
Accumulated deficit	(46,326,321)	(48,040,565)	(6,784,624)

Total NIO Inc. shareholders’ deficit	(6,299,686)	(8,053,126)	(1,137,320)

Non-controlling interests	22,087	6,555	926

Total shareholders’ deficit	(6,277,599)	(8,046,571)	(1,136,394)

Total liabilities, mezzanine equity and shareholders’ deficit	14,582,029	15,337,174	2,166,021

NIO INC.

Unaudited Consolidated Statements of Comprehensive Loss

Amounts expressed in Renminbi (“RMB”), unless otherwise stated
(in thousands, except for share and per share data)

	Three Months Ended
	March 31, 2019	December 31, 2019	March 31, 2020	March 31, 2020
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
				(US$)
Revenues:
Vehicle sales	1,535,190	2,683,921	1,255,597	177,324
Other sales	95,971	164,408	116,355	16,432
Total revenues	1,631,161	2,848,329	1,371,952	193,756
Cost of sales:
Vehicle sales	(1,645,189)	(2,844,886)	(1,348,749)	(190,480)
Other sales	(205,273)	(257,196)	(190,682)	(26,929)
Total cost of sales	(1,850,462)	(3,102,082)	(1,539,431)	(217,409)
Gross loss	(219,301)	(253,753)	(167,479)	(23,653)
Operating expenses:
Research and development	(1,078,448)	(1,026,408)	(522,359)	(73,771)
Selling, general and administrative	(1,319,937)	(1,546,015)	(848,346)	(119,809)
Other operating loss	—	—	(32,084)	(4,531)
Total operating expenses	(2,398,385)	(2,572,423)	(1,402,789)	(198,111)
Loss from operations	(2,617,686)	(2,826,176)	(1,570,268)	(221,764)

Interest income	62,738	22,353	17,649	2,493
Interest expenses	(68,118)	(102,323)	(110,496)	(15,605)
Share of profit/(losses) of equity investees, net of tax	2,112	43	(14,015)	(1,979)
Other (loss)/income, net	(1,324)	43,817	(13,204)	(1,865)
Loss before income tax expense	(2,622,278)	(2,862,286)	(1,690,334)	(238,720)
Income tax expense	(1,341)	(2,332)	(1,474)	(208)
Net loss	(2,623,619)	(2,864,618)	(1,691,808)	(238,928)
Accretion on redeemable non-controlling interests to redemption value	(31,214)	(31,908)	(31,561)	(4,457)
Net loss attributable to non-controlling interests	2,804	2,725	532	75

Net loss attributable to ordinary shareholders of NIO Inc.	(2,652,029)	(2,893,801)	(1,722,837)	(243,310)

Net loss	(2,623,619)	(2,864,618)	(1,691,808)	(238,928)
Other comprehensive (loss)/income
Foreign currency translation adjustment, net of nil tax	(60,585)	91,789	(109,542)	(15,470)

Total other comprehensive (loss)/income	(60,585)	91,789	(109,542)	(15,470)

Total comprehensive loss	(2,684,204)	(2,772,829)	(1,801,350)	(254,398)
Accretion on redeemable non-controlling interests to redemption value	(31,214)	(31,908)	(31,561)	(4,457)
Net loss attributable to non-controlling interests	2,804	2,725	532	75

Comprehensive loss attributable to ordinary shareholders of NIO Inc.	(2,712,614)	(2,802,012)	(1,832,379)	(258,780)

Weighted average number of ordinary shares used in computing net loss per share
Basic and diluted	1,034,648,189	1,029,874,883	1,037,488,350	1,037,488,350
Net loss per share attributable to ordinary shareholders
Basic and diluted	(2.56)	(2.81)	(1.66)	(0.23)
Weighted average number of ADS used in computing net loss per share
Basic and diluted	1,034,648,189	1,029,874,883	1,037,488,350	1,037,488,350
Net loss per ADS attributable to ordinary shareholders
Basic and diluted	(2.56)	(2.81)	(1.66)	(0.23)

NIO INC.

Unaudited Reconciliation of GAAP and Non-GAAP Results

Amounts expressed in Renminbi (“RMB”), unless otherwise stated
(in thousands, except for share and per share data)

	Three Months Ended March 31, 2020
	GAAP Result	% of Total	Non-GAAP Adjustment	% of Total	Non-GAAP Result	% of Total
		Revenues		Revenues		Revenues

Share-based compensation included in cost of sales and operating expenses is as follows:
Cost of sales	(1,539,431)	-112.2%	908	0.1%	(1,538,523)	-112.1%
Research and development expenses	(522,359)	-38.1%	7,939	0.6%	(514,420)	-37.5%
Selling, general and administrative expenses	(848,346)	-61.8%	23,520	1.7%	(824,826)	-60.1%

Total	(2,910,136)	-212.1%	32,367	2.4%	(2,877,769)	-209.7%

Loss from operations	(1,570,268)	-114.5%	32,367	2.4%	(1,537,901)	-112.1%

Net loss	(1,691,808)	-123.4%	32,367	2.4%	(1,659,441)	-121.0%

Accretion on redeemable non-controlling interests to redemption value	(31,561)	-2.3%	31,561	2.3%	—	0.0%

Net loss attributable to ordinary shareholders of NIO Inc.	(1,722,837)	-125.6%	63,928	4.7%	(1,658,909)	-120.9%
Net loss per share attributable to ordinary shareholders, basic and diluted (RMB)	(1.66)		0.06		(1.60)
Net loss per ADS attributable to ordinary shareholders, basic and diluted (RMB)	(1.66)		0.06		(1.60)
Net loss per ADS attributable to ordinary shareholders, basic and diluted (USD)	(0.23)		0.01		(0.22)

	Three Months Ended December 31, 2019
	GAAP Result	% of Total	Non-GAAP Adjustment	% of Total	Non-GAAP Result	% of Total
		Revenues		Revenues		Revenues

Share-based compensation included in cost of sales and operating expenses is as follows:
Cost of sales	(3,102,082)	-108.8%	2,177	0.1%	(3,099,905)	-108.7%
Research and development expenses	(1,026,408)	-36.0%	12,037	0.4%	(1,014,371)	-35.6%
Selling, general and administrative expenses	(1,546,015)	-54.3%	37,014	1.3%	(1,509,001)	-53.0%

Total	(5,674,505)	-199.1%	51,228	1.8%	(5,623,277)	-197.3%

Loss from operations	(2,826,176)	-99.2%	51,228	1.8%	(2,774,948)	-97.4%

Net loss	(2,864,618)	-100.6%	51,228	1.8%	(2,813,390)	-98.8%

Accretion on redeemable non-controlling interests to redemption value	(31,908)	-1.1%	31,908	1.1%	—	0.0%

Net loss attributable to ordinary shareholders of NIO Inc.	(2,893,801)	-101.6%	83,136	2.9%	(2,810,665)	-98.7%
Net loss per share attributable to ordinary shareholders, basic and diluted (RMB)	(2.81)		0.08		(2.73)
Net loss per ADS attributable to ordinary shareholders, basic and diluted (RMB)	(2.81)		0.08		(2.73)

	Three Months Ended March 31, 2019
	GAAP Result	% of Total	Non-GAAP Adjustment	% of Total	Non-GAAP Result	% of Total
		Revenues		Revenues		Revenues

Share-based compensation included in cost of sales and operating expenses is as follows:
Cost of sales	(1,850,462)	-113.4%	1,475	0.0%	(1,848,987)	-113.4%
Research and development expenses	(1,078,448)	-66.1%	32,281	2.0%	(1,046,167)	-64.1%
Selling, general and administrative expenses	(1,319,937)	-80.9%	85,863	5.3%	(1,234,074)	-75.6%

Total	(4,248,847)	-260.4%	119,619	7.3%	(4,129,228)	-253.1%

Loss from operations	(2,617,686)	-160.5%	119,619	7.3%	(2,498,067)	-153.2%

Net loss	(2,623,619)	-160.8%	119,619	7.3%	(2,504,000)	-153.5%

Accretion on redeemable non-controlling interests to redemption value	(31,214)	-1.9%	31,214	1.9%	—	0.0%

Net loss attributable to ordinary shareholders of NIO Inc.	(2,652,029)	-162.7%	150,833	9.2%	(2,501,196)	-153.5%
Net loss per share attributable to ordinary shareholders, basic and diluted (RMB)	(2.56)		0.14		(2.42)
Net loss per ADS attributable to ordinary shareholders, basic and diluted (RMB)	(2.56)		0.14		(2.42)

______________________________

i All translations from RMB to USD for the first quarter of 2020 were made at the rate of RMB7.0808 to US$1.00, the noon buying rate in effect on March 31, 2020 in the H.10 statistical release of the Federal Reserve Board.

ii Vehicle margin is the margin of vehicle sales, which is calculated based on revenues and cost of sales derived sales only.

iii Each ADS represents one ordinary share.

iv Except for gross margin and vehicle margin, where absolute changes instead of percentage changes are calculated.